Exhibit 99.1

News Release

January 21, 2020

Turquoise Hill appoints George Burns as director

Montreal, Canada – Turquoise Hill Resources today announced the appointment of George Burns to the Company’s Board of Directors as an independent director.

Mr. Burns, President and Chief Executive Officer of Eldorado Gold, is an accomplished mining engineer with an extensive forty-year career in gold, copper and coal mining. Eldorado is a mid-tier gold producer with operations in Turkey, Greece and Canada. Mr. Burns previously held the roles of Chief Operations Officer at Centerra Gold from 2003 to 2007, Sr. Vice President Canada and US Operations at Goldcorp from 2007 to 2011, and Executive Vice President and Chief Operating Officer at Goldcorp from 2012 to 2017.

While at Goldcorp, Mr. Burns was responsible for the operations of eight mines with total annual production of over 3 million ounces of gold, and completed the construction and start-up of two large underground mines. At Centerra Gold, Mr. Burns completed the expansion of the Kumtor mine in Kyrgyzstan, and the construction of the Boroo mine in Mongolia.

In welcoming Mr. Burns to the Company’s board, Turquoise Hill Chairman Peter Gillin stated, “George’s extensive mining and construction background in both open pit and underground mines, as well as his experience in working in Mongolia, will add further depth and expertise to our board. We look forward to working with George.”

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

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Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
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